

January 5, 2011

Adam L. Miller
Chief Executive Officer
Cornerstone OnDemand, Inc.
1601 Cloverfield Blvd.
Suite 620 South
Santa Monica, CA 90404

> **Re: Cornerstone OnDemand, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 16, 2010**
> **File No. 333-169621**

Dear Mr. Miller:

We have reviewed your registration statement and have the following comments.

Form S-1/A filed on November 9, 2010

General

1. We are in receipt of your confidential treatment request, CF Control #26033. Comments with respect to the application will be provided promptly in a separate letter, and must be resolved prior to the desired effective date.

Executive Compensation, page 102

General

2. With your next amendment, please update this section to add information for the year ended December 31, 2010 and note that we will need sufficient time to review all changes prior to any desired effectiveness date.

Principal and Selling Stockholders, page 135

3. Please clarify whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. For selling shareholders that are broker-dealers of affiliates thereof, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal